Snipp Expands Mobile Data Reward Offering With AT&T Agreement

WASHINGTON, Sept. 12, 2017 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX:SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce the expansion of its mobile data reward offering through its agreement with AT&T.

Brands will be able to use AT&T data as a reward in any of their promotions whether it be a sweepstakes, continuity program or loyalty initiative. Available in increments of 100MB, 250MB, 500MB, or 1GB, the mobile data reward will be the latest addition to the Snipp Rewards Store, adding a highly desirable incentive to our expanding roster of music, movies, gift-cards, e-books, magazines, experiential rewards and more.

“We are very excited to add AT&T to our expanding portfolio of mobile data reward offerings. With millions of AT&T users, this doubles our coverage in the US and we now have two of the largest players in the market in our catalog,” said Atul Sabharwal, CEO of Snipp. “Mobile data is a perfect reward for driving certain behaviors within a core demographic. We see mobile data as a key, contextually relevant reward category to incentivize consumers to perform a desired action, such as watching a video or downloading a game. This is a great opportunity for brands to connect with their ever-mobile consumers.”

About AT&T:

AT&T Inc. (NYSE:T) helps millions around the globe connect with leading entertainment, business, mobile and high speed internet services. We offer the nation’s best data network and the best global coverage of any U.S. wireless provider.** We’re one of the world’s largest providers of pay TV. We have TV customers in the U.S. and 11 Latin American countries. Nearly 3.5 million companies, from small to large businesses around the globe, turn to AT&T for our highly secure smart solutions.

AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc. Additional information about AT&T products and services is available at about.att.com. Follow our news on Twitter at @ATT, on Facebook at facebook.com/att and YouTube at youtube.com/att.

© 2017 AT&T Intellectual Property. All rights reserved. AT&T, the Globe logo and other marks are trademarks and service marks of AT&T Intellectual Property and/or AT&T affiliated companies. All other marks contained herein are the property of their respective owners.

**Global coverage claim based on offering discounted voice and data roaming; LTE roaming; and voice roaming in more countries than any other U.S. based carrier. International service required. Coverage not available in all areas. Coverage may vary per country and be limited/restricted in some countries.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.